June 4, 2009
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Melissa Campbell Duru, Special Counsel
Telephone: 202-551-3757
Facsimile: 202-772-9203

Re:	Trico Marine Services Definitive Additional Soliciting Materials on Schedule 14A Filed May 29, June 2 and 3, 2009 File No. 1-33402
Ladies and Gentlemen:
We are in receipt of your letter dated June 3, 2009 regarding comments to the above-referenced filings. This letter sets forth our responses to such comments. For your convenience, we have included each comment set forth in your letter, followed by our response to such comment.
Soliciting Materials filed May 29, 2009
Comment 1: We refer you to Rule 14a-9(a). Although you attach as an exhibit to the filing, the MarAd letter, your summary of the letter selectively represents the conclusions drawn by MarAd without acknowledging the context or assumptions inherent in these conclusions. We note for example, the headline of the notice to shareholders which selectively quotes from the letter to suggest the proposals advanced by Kistefos may put Trico’s Jones Act compliance at risk. The headline, however, omits reference to the equally material acknowledgement by MarAd that the current proposals if adopted in their entirety may comply with the Jones Act. Similarly, you selectively highlight one sentence of the MarAd letter in which it notes it will contact the Kistefos parties but omit reference to statements n the MarAd letter in which MarAd explicitly acknowledges that certain proposals do not present Jones Act issues and in which they have orally advised Kistefos of this fact. Please revise your disclosure to clarify that shareholders should read the MarAd letter for themselves in its entirety to have a proper understanding of its position. Disseminate such corrective disclosure in a similar manner as the press release. We note, additionally, that simply filing the MarAd letter while issuing a press release with excerpts does not satisfy your disclosure requirements under Section 14(a) of the Exchange Act. Similarly please present in future filings a balanced discussion that includes a discussion of circumstances MarAd has indicated do not present a risk of Jones Act compliance and those you believe and MarAd has confirmed could present a risk of Jones Act compliance.

Response 1: Trico will issue a press release today discussing matters related to the 2009 annual meeting that will include disclosure responsive to the Staff’s comment.
Comment 2: You assert that Kistefos has misrepresented MarAd’s position. We refer you to Rule 14a-9(b). While you and the dissidents may differ on interpretation of the MarAd position regarding Jones Act compliance, in future filings avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.
Response 2: We acknowledge the Staff’s comment and we will ensure that our filings comply with the comment.
Soliciting Materials filed June 2, 2009
Comment 3: Please provide a copy of the most recent Glass Lewis report.
Response 3: We are concurrently providing to the Staff as supplemental information a copy of the most recent Glass Lewis report.
Soliciting Materials filed June 3, 2009
Comment 4: Provide support for you assertion regarding the “poor performance” of certain Kistefos investments.
Response 4: Our statements in the June 3 filing related to the stock performance of two of Kistefos’s investments since January 2008 (Global IP Systems and Viking Drilling) are supported by publicly available historical share price data. The share price data is from FactSet Research Systems and we are concurrently providing to the Staff as supplemental information a copy of such support.
Comment 5: Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for your assertions in the document. In this regard, we refer you to the following statements:
•	“This [is] just a transparent attempt at an opportunistic time to greatly increase [Kistefos’s] influence over [the] Company in order to further its own private business interests...” (emphasis added); and,

•	“[the] [n]ominees ... have told half the story, about their investment expertise ..., conveniently leaving out the poor performance they’ve brought to Global IP Systems and Viking Drilling...” (emphasis added).

Finally, in future filings in which you discuss the matters in the last bullet point above, clarify whether Kistefos or its nominees were under any regulatory disclosure obligation to disclose the information you believe has been omitted.
Response 5: The statements quoted above are based on the facts that (i) Kistefos holds an investment in a competitor of Trico, which is substantially larger than its investment in Trico, and (ii) in discussing its nominees’ turnaround experience, Kistefos had not informed stockholders about its recent performance with respect to its investments in Global IP Systems and Viking Drilling. Both statements highlight for stockholders important, relevant facts to be kept in mind as they evaluate the total mix of information available to them: namely, Kistefos’s potential conflict of interest and its recent investment experience. While we believe our statements are supported by the facts, we also acknowledge the Staff’s comment and we will conform any similar disclosure in our future filings in the manner requested by the Staff.
In connection with its responses to the Staff’s comments, the participants hereby acknowledge that:
•	the participants are responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.
Very truly yours,
/s/ Rishi A. Varma
Rishi A. Varma
General Counsel and Corporate Secretary

cc:	Daniel Duchovny James L. Palenchar

PROXY PAPER
Trico Marine Services, Inc.
NASDAQ: TRMA
Industry: Oil Well Services & Equipment
Meeting Date: June 10, 2009
Record Date: April 17, 2009
Lead Analysts
Katy Davis, kdavis@glasslewis.com
Marian Macindoe, mmacindoe@glasslewis.com
2009 CONTESTED MEETING
WHITE (MANAGEMENT) CARD

Proposal	Issue	Board	GL&Co.

1.00	Election of Directors	For	Do Not Vote
1.01	Elect Joseph Compofelice	For	Do Not Vote
1.02	Elect Ben Guill	For	Do Not Vote
2.00	Ratification of Auditor	For	Do Not Vote
3.00	Shareholder Proposal Regarding Board Size	Against	Do Not Vote
4.00	Shareholder Proposal Regarding Increase in Board Quorum Requirement	Against	Do Not Vote
5.00	Shareholder Proposal Regarding Removal of Per Staehr	Against	Do Not Vote
6.00	Shareholder Proposal Regarding Right to Call a Special Meeting	Against	Do Not Vote
7.00	Shareholder Proposal Regarding Repeal of Bylaw Amendments	Against	Do Not Vote
8.00	Shareholder Proposal Regarding Declassification of the Board	Abstain	Do Not Vote
9.00	Elect Douglas Swanson to Fill Vacancy, Conditional Upon Approval of Proposal 5	For	Do Not Vote
10.00	Shareholder Proposal to Elect Age Korsvold to the Board of Directors	Do Not Vote	Do Not Vote
11.00	Shareholder Proposal to Elect Christen Sveaas to the Board of Directors	Do Not Vote	Do Not Vote
12.00	Shareholder Proposal Regarding Majority Vote	Against	Do Not Vote

Trico Marine Services, Inc. 2009 Contested Proxy
2009 BLUE (DISSIDENT) CARD

Proposal	Issue	Board	GL&Co.

1.00	Election of Directors	Do Not Vote	For
1.01	Elect Management Nominee Joseph Compofelice	Do Not Vote	For
1.02	Elect Management Nominee Ben Guill	Do Not Vote	For
2.00	Ratification of Auditor	Do Not Vote	For
3.00	Shareholder Proposal Regarding Board Size	Do Not Vote	For
4.00	Shareholder Proposal Regarding Increase in Board Quorum Requirement	Do Not Vote	For
5.00	Shareholder Proposal Regarding Removal of Per Staehr	Do Not Vote	For
6.00	Shareholder Proposal Regarding Right to Call a Special Meeting	Do Not Vote	Against
7.00	Shareholder Proposal Regarding Repeal of Bylaw Amendments	Do Not Vote	For
8.00	Shareholder Proposal Regarding Declassification of the Board	Do Not Vote	For
9.00	Elect Management Nominee Douglas Swanson to Fill Vacancy, Conditional Upon Approval of Proposal 5	Do Not Vote	For
10.00	Elect Dissident Nominee Age Korsvold, Conditional Upon Approval of Proposals 3, 4 and 5	Do Not Vote	Against
11.00	Elect Dissident Nominee Christen Sveaas, Conditional Upon Approval of Proposals 3, 4 and 5	Do Not Vote	For
12.00	Shareholder Proposal Regarding Majority Vote	Do Not Vote	For
NOTE
Update: June 1, 2009. On May 28, 2009, Kistefos AS (“the Dissident”) announced that it had amended Proposal 1 on its proxy card. We have made certain changes to our analysis of Proposal 1 to clarify the structure of the new voting card. While we continue to recommend that shareholders vote for Proposal 1 on the Dissident’s card, this now indicates a vote for both management nominees Compofelice and Guill.
We also previously revised the ballot card to clarify that Proposal 9 is conditional upon approval of Proposal 5.

Trico Marine Services, Inc. 2009 Contested Proxy	2

Company Profile
Address

3200 Southwest Freeway
Houston, TX 77027
www.tricomarine.com
Phone: + 1 (713) 7809926
Fax:
Employees: 2,022
COMPANY DESCRIPTION
Trico Marine Services, Inc. (Trico) is a provider of marine support vessels to the offshore oil and gas industry, primarily in the North Sea, West Africa, Mexico, Brazil, Southeast Asia, and the United States Gulf of Mexico. As of December 31, 2007, the Company’s fleet consisted of 64 vessels, including 10 large capacity platform supply vessels, six large anchor handling, towing and supply vessels, 41 supply vessels, six crew boats, and one line handling (utility) vessel. Trico provides support for the construction, installation, repair and maintenance of offshore facilities, the deployment of underwater remotely operated vehicles, (ROVs), sea floor cable laying, and trenching services. Its diversified fleet of vessels provides a range of services to offshore oil and gas operators, including the transportation of drilling materials, supplies and crews to drilling rigs and other offshore facilities; towing drilling rigs and equipment from one location to another.
Source: FactSet

STOCK
Ticker:	TRMA
Exchange:	NASDAQ
Industry:	Oil Well Services & Equipment
TOP 20 INSTITUTIONAL HOLDERS

Holder	% Owned
1. Bay Harbour Management LC	15.07%
2. Dimensional Fund Advisors, Inc.	7.74%
3. Alleghany Insurance	7.68%
4. Black River Asset Management LLC	6.11%
5. H Partners Capital LLC	5.03%
6. Barclays Global Investors NA	4.66%
7. Vanguard Group, Inc.	4.13%
8. Whitebox Advisors LLC	3.84%
9. Wells Capital Management, Inc.	2.90%
10. Fidelity Management & Research	1.41%
11. State Street Global Advisors	1.41%
12. Northern Trust Investments	1.34%
13. Paradigm Capital Management, Inc.	1.34%
14. AIG Global Investment Corp.	1.26%
15. Kennedy Capital Management, Inc.	1.13%
16. BlackRock Advisors, Inc.	0.91%
17. Bridgeway Capital Management, Inc.	0.84%
18. Mutual of America Capital Management Corp.	0.75%
19. TIAA-CREF Asset Management LLC	0.73%
20. JPMorgan Asset Management, Inc.	0.70%
INDEXED STOCK PRICE

Trico Marine Services, Inc. 2009 Contested Proxy	3

Competitors / Peer Comparison1

		Hornbeck
	Trico Marine	Offshore	Global Industries,	GulfMark
	Services Inc	Services, Inc.	Ltd.	Offshore, Inc.

Ticker	TRMA	HOS	GLBL	GLF
Closing Price (05/27/09)	$3.07	$25.41	$6.31	$28.14
Shares Outstanding (mm)	16.2	26.0	113.9	25.4
Market Capitalization (mm)	$49.7	$659.6	$718.6	$716.0
Enterprise Value (mm)	$771.4	$1,284.7	$744.6	$1,076.7
Revenue (LTM) (mm)	$618.8	$444.2	$1,039.0	$437.2

Growth Rate
Revenue Growth Rate (5 Yrs)	34.2%	33.2%	22.5%	26.9%
EPS Growth Rate (5 Yrs)	0.0%	42.0%	0.0%	210.1%

Profitability (LTM)
Return on Equity (ROE)	-38.4%	17.8%	-14.7%	20.8%
Return on Assets (ROA)	-12.9%	8.2%	-8.0%	13.1%
Dividend Rate	0.0%	0.0%	0.0%	0.0%

Stock Performance
1 Year Stock Performance	-92.1%	-49.0%	-64.3%	-54.4%
3 Year Stock Performance	-90.3%	-27.9%	-65.7%	6.6%
5 Year Stock Performance	0.0%	147.9%	17.3%	107.5%
Annualized 1 Year Total Return (past 3 yrs)	-30.1%	-9.3%	-21.9%	2.2%

Valuation Multiples (LTM)
P/E Ratio	0.0x	5.4x	0.0x	4.1x
TEV/Revenue	1.2x	2.9x	0.7x	2.5x
TEV/EBIT	8.0x	6.9x	-13.4x	5.9x

Margins Analysis (LTM)
Gross Profit Margin	15.6%	50.4%	2.8%	50.9%
Operating Income Margin	2.9%	42.0%	-6.1%	41.3%
Net Income Margin	-19.9%	27.2%	-12.0%	37.9%

Liquidity/Risk
Current Ratio	0.6x	1.9x	2.2x	3.4x
Debt-Equity Ratio	3.87x	0.84x	0.36x	0.55x

Auditor Data[2]
Year	2008	2008	2008	2008
Auditor	PricewaterhouseCoopers	Ernst & Young	Deloitte & Touche	UHY
Auditor Fees	$2,524,485	$364,010	$2,191,000	$679,786
Audit Related Fees	$60,310	$16,050	$278,000	—
Tax + All Other Fees	$45,678	—	—	$89,849

Executive Compensation[3]
Year of Data	2008	2008	2008	2008
Chief Executive Officer	$2,498,091	$4,222,598	$6,631,168	$3,143,744
Other Named Executives	$3,460,197	$6,337,470	$3,569,810	$4,639,068

Source: FactSet Research Systems, Reuters, Thomson Financial, and Glass, Lewis & Co. LLC

1.	Listed competitors are based on GICS® industry classifications and other financial metrics including market capitalization and revenue.

2.	As disclosed by the Company and its peers in their most recent proxy filings.

3.	As calculated by Glass Lewis based on information disclosed by the Company and its peers in their proxy filings.

Trico Marine Services, Inc. 2009 Contested Proxy	4

Pay-For-Performance
Trico Marine Services’ executive compensation received a F grade in our proprietary pay-for-performance model, which uses 36 measurement points. The Company paid: more compensation to its top officers (as disclosed by the Company) than the median compensation for 31 similarly sized companies with an average enterprise value of $137 million; more than a sector group of 8 smaller energy companies with enterprise values ranging from $30.9 million to $800.2 million; and more than a sub-industry group of 12 oil & gas equipment & services companies. The CEO was paid above the median CEO in these peer groups. Overall, the Company paid more than its peers, but performed worse than its peers.

FY 2008 Compensation Committee Grade	Historical Compensation Score

Company Compared with Median	CEO Compared with Median

Shareholder Wealth and Business Performance
Note: Compensation analysis for period ending 12/2008. Performance measures based on weighted average of annualized 1,2, and 3 year data.

Trico Marine Services, Inc. 2009 Contested Proxy	5

Voting Results from Last Annual Meeting (June 12, 2008)
Source: 10-Q dated June 30, 2008
ELECTION OF DIRECTORS

No.	Proposal	Votes Withheld

1	Elect Richard Bachmann	2.32%
2	Elect Kenneth Burke	2.82%
OTHER ITEMS

			Votes
No.	Proposal	For	Against	Abstain	Broker Non-Votes

2	Ratification of Auditor	12,105,115	413,421	7,449	N/A

Trico Marine Services, Inc. 2009 Contested Proxy	6

Proposal 1.00: Election of Directors	FOR
BOARD OF DIRECTORS

										Attended at
					Committees			Term	Term	least 75%
Name	Up	Age	GLC Classification	Audit	Comp	Gov	Nom	Start	End	of Meetings

Richard A. Bachmann		64	Independent	✓		✓	✓	2005	2011	Yes
Kenneth M. Burke		60	Independent	C				2005	2011	Yes
Joseph S. Compofelice	✓	59	Insider [1]					2003	2009	Yes
Ben A. Guill	✓	58	Independent	✓	✓			2008	2009	Yes
Edward C. Hutcheson, Jr.		63	Independent		C			1994	2010	Yes
Myles W. Scoggins		61	Independent [2]	✓	✓	C	C	2005	2010	Yes
Per Staehr		65	Independent			✓	✓	2005	2010	Yes

C = Chair

1.	Chairman and CEO.

2.	Lead director.
Summary
The 2009 annual meeting of Trico Marine Services, Inc. (“Trico”) involves a contested election of directors. The board of Trico has nominated two individuals (Messrs. Compofelice and Guill) on the WHIT WHITE proxy card to serve a three-year term each. If elected, their terms would expire at the 2012 annual meeting of shareholders. The board has also nominated Douglas Swanson to fill the resulting vacancy in the event that Proposal 5 is approved by shareholders (see Proposal 9).
Kistefos AS and its affiliates (“Kistefos” or “the Dissident”) has submitted multiple shareholder proposals seeking to: (i) increase the size of the board to nine directors (Proposal 3); (ii) increase the quorum requirement at board meetings to seven directors (Proposal 4); (iii) remove incumbent director Per Staehr from the board without cause (Proposal 5); (iv) reduce the threshold to request calling a special meeting (Proposal 6); (v) repeal all board-approved bylaw amendments adopted after December 15, 2008 (Proposal 7); (vi) recommend declassification of the board (Proposal 8); and (vii) amend the Company’s bylaws to adopt a majority voting standard in the election of directors (Proposal 12).
The Dissident has also proposed the election of Dissident nominees Åge Korsvold (Proposal 10) and Christen Sveaas (Proposal 11), conditional upon approval of Proposals 3, 4 and 5. Additionally, if Proposals 3, 4 and 5 are approved by shareholders, voting for Proposal 1 on the Dissident’s BLUE proxy card will signify a vote for management nominees Compofelice and Guill. The Dissident recommends that shareholders withhold voting from Mr. Compofelice by writing in his name in the space provided.
Approval of Proposals 3-7 requires the affirmative vote of two thirds of the voting power of the Company’s outstanding shares. The Company intends to tally a “provisional vote” of shareholders for Proposal 12, which the board has rejected as improper business for transaction at the meeting. The board believes that this proposal is inconsistent with and invalid under Delaware law and Trico’s

Trico Marine Services, Inc. 2009 Contested Proxy	7

charter (as discussed further below). If Proposal 12 is approved by shareholders, the Company intends to contest the complaint filed by Kistefos with the Delaware Court of Chancery.
As of May 15, 2009, Kistefos held approximately 21.3% of Trico’s common stock.
Litigation Regarding Proposal 12
As noted above, the board of Trico has rejected Proposal 12 on the grounds that it is not valid under Delaware law and Trico’s charter. Specifically, the board believes that the proposed bylaw amendment, that would have the effect of removing from office a director failing to meet certain conditions, would, among other things, violate Article FIVE Sections 2 and 3 of Trico’s charter and Sections 141 (b) and 141 (k) of the Delaware General Corporation Law, which provisions prescribe the length of time directors will serve and the manner in which they may be removed.
Following the board’s rejection, Kistefos filed a complaint in Delaware’s Court of Chancery against Trico and its directors seeking a declaratory judgment that Proposal 12 is legal and that Trico has no right to bar its shareholders from voting on such a proposal at the meeting. In addition, Kistefos requested that the proceedings be expedited. According to the Company’s proxy filings, the court denied Kistefos’ motion to expedite the proceeding, noting that Kistefos’ claim is not ripe for judicial consideration because Proposal 12 has not been, and may never be, adopted. However, the court ruled that Proposal 12 should be presented for a shareholder vote at the meeting in the same manner as any other proposal to be considered. The court did not make a judgment as to the merits of the Company’s arguments against Proposal 12.
Jones Act Compliance
The board reports that coastal maritime trade in the U.S. Gulf of Mexico, and thus a portion of the Company’s business, is subject to U.S. laws known as the “Jones Act.” According to the Company, the Jones Act requires that non-U.S. citizens may not exercise control over more than 25% of the Company’s voting power nor occupy seats that comprise more than a minority of a board quorum. In addition, the Jones Act prohibits a controlling interest by any: (i) contract or understanding by which more than 25% of the voting power in the corporation may be exercised, directly or indirectly, in behalf of a non-U.S. citizen; and (ii) the existence of any other means by which control of more than 25% of any interest in the corporation is given to or permitted to be exercised by a non-U.S. citizen.
To ensure compliance with the Jones Act to engage in coastal trade in the U.S. Gulf of Mexico, the Company’s charter contains provisions limiting non-U.S. citizen ownership of the Company’s shares and the status of certain officers and directors and authorizes the Company and the board to take other actions to maintain this compliance.
Debt Exchange Agreements
As reported in a Form DEFA14-A filed on May 19, 2009, the Company entered into exchange agreements with the holders of its 6.5% senior convertible debentures on May 11, 2009. Under the agreements, the Company will exchange $253,515,000 in aggregate principal amount of its 6.5% debentures for approximately $12.7 million in cash, 3,042,180 shares of the Company’s common stock (or warrants exercisable for $0.01 per share in lieu thereof), and $202,812,000 in aggregate principal amount of new 8.125% secured convertible debentures due 2013. According to the Company, these exchange agreements, together with other initiatives, have reduced the principal face amount of the Company’s outstanding debt by approximately $90 million since the beginning of 2009. The exchange was completed on May 14, 2009.

Trico Marine Services, Inc. 2009 Contested Proxy	8

Dissident Argument
The Dissident expresses concern that the Company’s stock price has fallen by more than 90% since April 2008, compared to a decline of only 32% by the GICS Energy Industry Group. In the Dissident’s view, this “extraordinary loss” calls into question the Company’s current operations, direction, management and governance. Additionally, the Dissident makes the following allegations regarding the Company’s performance since its emergence from bankruptcy in 2005:
•	The Company ranks in the bottom quartile of the GICS Energy Industry Group with respect to total shareholder return over the last 12 months and the last three years;

•	Acquisitions completed in 2007 and 2008 increased the Company’s debt to more than $800 million from $200 million in 2007, over leveraging the business and putting the Company’s survival at risk;

•	The Company’s ratio of total leverage to EBITDA is higher than 5.5x, compared to an industry average of less than 3.0x; and

•	The Company reported operating losses of $127.5 million in 2008 and $16.2 million for the first quarter of 2009.
The Dissident also questions certain of the Company’s strategic decisions, including an allegedly “ill-timed” strategic shift to acquire sub-sea businesses.
With respect to the Company’s corporate governance practices, the Dissident highlights the following concerns:
•	Restrictive conditions placed on shareholders’ ability to call a special meeting of shareholders, which prevent shareholders from exercising their franchise by calling a special meeting;

•	The classified board structure, which undermines director accountability;

•	The plurality voting system in the election of directors, which allows the board to ignore the majority voice of shareholders who have cast votes against the election of a director;

•	The adoption of a poison pill in April 2007, which was later terminated;

•	The adoption of anti-shareholder advance notice bylaws;

•	Rejection of the Dissident’s shareholder proposal seeking a majority vote standard, which was later overturned by the Delaware Chancery Court; and

•	Unexplained withdrawal from a share buyback program.
The Dissident notes that while Kistefos owns Viking Supply Ships AS (“Viking”), where Mr. Korsvold acts as chairman and a director, the market in which Trico and Viking operate is outside the jurisdiction of U.S. competition law. Additionally, Mr. Kistefos has agreed to step down from the Viking board if elected to the Trico board. As such, the Dissident does not believe that this relationship represents a significant conflict of interest.
Finally, the Dissident believes that the debt exchange completed by the Company in May 2009 calls into question the board’s commitment to improving shareholder value. Specifically, the Dissident alleges that the terms of the exchange favored a small group of bondholders at the expense of common shareholders, who were diluted by the issuance of stock pursuant to the exchange. The Dissident further notes that the Company’s stock price fell by more than 30% during the week following announcement of the exchange.
Dissident Plan

Trico Marine Services, Inc. 2009 Contested Proxy	9

The Dissident believes that it has significant capability and experience in the maritime industry and in corporate turnarounds. If elected, the Dissident nominees will aim to enact certain changes to the Company’s corporate governance policies to improve business, operations, financial condition and strategic direction. While the Dissident is not intending to “implement a predetermined business plan,” the Dissident believes that the election of the Dissident nominees will bring a new perspective to the board and enhance management accountability. As noted above, the Dissident’s shareholder proposals, if approved, would also permit two or more shareholders holding at least 15% of the Company’s common stock to call a special meeting, declassify the board, and implement majority voting in the election of directors.
The Dissident notes that the its nominees, if elected, would constitute a minority of the board and would therefore need to gain support from other directors to effect change. In addition, the Dissident states that it is restricted by maritime law from increasing its interest in Trico above 25%, and is simply seeking board representation in proportion to its investment.
With respect to Proposal 1, the Dissident has recommended that shareholders withhold votes from Mr. Compofelice by writing his name in the space provided. Due to Mr. Compofelice’s management record and his opposition to the Dissident proposals, the Dissident does not wish to support the election of Mr. Compofelice.
With respect to Proposals 3, 4 and 5, the Dissident reports that these proposals are intended to comply with the Company’s stated requirements (based on the Jones Act under U.S. maritime law) that no more than 25% of the Company’s directors may be non-U.S. citizens and that non-U.S. citizens may comprise no more than 25% of a quorum of the board. However, if the Dissident receives an acknowledgment by the Company or a proper authority that this is not required, the Dissident has offered to withdraw Proposal 5.
Board Response
In response, the board asserts that the election of the Dissident nominees would offer the Company little strategic or operation expertise compared to the incumbent directors and could make it more difficult for the board to function. Further, the board believes that the election of the Dissident nominees would unduly increase Kistefos’ influence over the Company. Concerning the Dissident nominees, the board questions the background of Messrs. Korsvold and Sveaas, particularly charges that Mr. Korsvold had violated trading prohibitions under the Norwegian Securities Trading Act which were later dismissed. The board also states its belief that Kistefos’ ownership of Viking represents a serious conflict of interest due to the competition between the companies, regardless of whether Mr. Korsvold resigns from his position at Viking.
The Company notes that, if the U.S. Maritime Administration or the U.S. Coast Guard were to determine that the adoption of the Dissident’s proposals would jeopardize the Company’s compliance with the Jones Act, the Company would seek guidance from such regulatory agency to determine whether and how it could avoid this outcome. While the Dissident claims that the election of the Dissident nominees would maintain compliance with the Jones Act, the Company believes that this is unclear.
The board also defends the Company’s recent performance and shift in strategic focus to the sub-sea business, especially in light of the declining outlook for the offshore supply vessel business. In the furtherance of this strategy, the Company completed the acquisition of Subsea for $247 million in

Trico Marine Services, Inc. 2009 Contested Proxy	10

November 2007 and DeepOcean and CTC Marine for $810 million in the second quarter of 2008. While the board acknowledges that the collapse in oil prices and the credit market have contributed to depressing the value of the Company’s stock, the board believes that these events do not change the soundness of the Company’s strategy to focus on the sub-sea business.
Board Plan
The board states that the Company’s strategy going forward includes the following components:
•	Moving into the faster growing sub-sea services sector and expanding geographic reach in this area;

•	De-emphasizing the more commoditized offshore supply market by focusing on cost containment in this area;

•	Taking various steps to reduce debt and strengthen the Company’s balance sheet, including the debt exchange discussed above;

•	Prudently managing liquidity and cash flow;

•	Accelerating integration of sub-sea acquisitions; and

•	Maximizing vessel utilization and service spreads.
Glass Lewis’ Analysis
In general, we believe that incumbent management, with access to more and better information regarding the company, should be given the benefit of the doubt regarding its strategic business decisions. As a rule, we are reticent to recommend the removal of incumbent directors, or in favor of Dissident nominees unless one of the following two things has occurred: (i) there are serious problems at the company and the newly proposed nominees have a clear and realistic plan to solve these problems; or (ii) the current board has undertaken an action clearly contrary to the interests of shareholders (or failed to undertake an action clearly to the benefit of shareholders).
In this case, we believe the Dissident has raised valid concerns regarding the Company’s stock price and operating performance in recent years, following its emergence from bankruptcy in 2005. We have taken the following set of peers from the Company’s stated peer group as disclosed in its proxy filing: Gulf Island Fabrication Inc., Hornbeck Offshore Services Inc., Global Industries Ltd., GulfMark Offshore Inc., Bristow Group Inc. and Cal Dive International Inc.
We find that during the one year period prior to the Dissident’s public letter to the Company on December 23, 2008, the Company’s stock price fell by approximately 89.5%, compared to declines of approximately 69.8% by the peer composite (weighted by market cap), 62.7% by the PHLX Oil Services Index and 59.5% by the S&P Small Cap 600 Oil & Gas Equipment & Services Index (Source: FactSet). Additionally, the Company’s stock price substantially underperformed this peer composite and indices during the two- and three-year periods prior to the Dissident’s public letter.
With respect to the Company’s operating performance, we see that the Company reported a net loss of approximately $111.2 million in fiscal 2008, compared to net income of approximately $62.9 million for fiscal 2007 and $58.7 million for fiscal 2006. Despite increasing revenue, the Company’s EBITDA margin has declined steadily on an annual basis since fiscal 2006. The Company’s operating margin has fallen below the peer mean and median over the past two fiscal years. Furthermore, the Company’s total debt as a percentage of EBITDA as of March 31, 2009 substantially exceeded the peer median as of that date (Source: FactSet).
The Company asserts that its stock price underperformance is due to a collapse in oil prices and other

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unfavorable market conditions. In addition, we note that the Company has taken various steps to reduce its debt and is shifting its strategic focus from offshore vessels to the sub-sea business. Nevertheless, given the continued deterioration in the Company’s stock price and operating performance, we are not convinced that the Company’s current board has sufficiently addressed these issues. We note that six of the seven incumbent directors have served on the board since 2005 or earlier.
Although the Dissident has not made any criticisms of the Company’s compensation for executive officers, we are also troubled by the Company’s executive compensation practices. This year, the Company has received an “F” grade in our pay-for-performance analysis as shown on page four, indicating that the Company paid more compensation to its top executives in 2008 but performed worse than its peers. We also see that the Company received a “D” grade in our pay-for-performance analysis for 2007.
The members of the compensation committee have the responsibility of reviewing all aspects of the compensation program for the Company’s executive officers. It appears to us that members of this committee have not effectively served shareholders in this regard. We would normally recommend that shareholders vote against all members of the compensation committee up for election on this basis (in this case, management nominee Guill). However, due to the contested nature of the meeting, we refrain from recommending to vote against Mr. Guill on this basis at this time. We will monitor this issue going forward.
Conclusion
In light of the Company’s continuing performance troubles and failure to adequately align compensation with performance, we believe the presence of a new director on the board may provide a fresh perspective to tackle the Company’s operational challenges. In our view, giving the Dissident one seat on the expanded board would be reasonably aligned with its equity interest in the Company. Further, we do not believe that the election of one Dissident nominee to the board would necessarily disrupt the board or management’s operations.
We note that the board has expressed concerns with the Dissident nominees’ affiliation with competing company Viking Supply Ships AS (“Viking”)—specifically, Mr. Sveaas’ position as controlling shareholder of Viking and Mr. Korsvold’s position as chairman of Viking. Nevertheless, in light of the Company’s offer in March 2009 to Kistefos to nominate Mr. Sveaas to serve on an expanded board of the Company, we do not believe Mr. Sveaas’ affiliation with Viking is sufficient reason to preclude his election here. Furthermore, given that Mr. Korsvold has reportedly faced allegations of violating the Norwegian Securities Trading Act (which were later dismissed), we believe that Dissident nominee Sveaas’ track record makes him better suited than Mr. Korsvold to serve on the Company’s board.
We also note that the election of a Dissident nominee is conditional upon approval of Proposal 3, 4 and 5 in order to maintain the Company’s compliance with the Jones Act. In the event that a regulatory authority informs the Company that such compliance is in question, the Company will likely seek guidance from such a regulatory agency to remedy this problem.
Accordingly, we recommend that shareholders vote FOR Proposals 1 and 11 and AGAINST Proposal 10 on the Dissident’s BLUE proxy card.

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Proposal 2.00: Ratification of Auditor	FOR
Trico Marine Services Inc. Auditor Fees

The Company proposes that PricewaterhouseCoopers serve as the Company’s independent auditor for 2009. PricewaterhouseCoopers has served as the Company’s auditor for at least the last six years.
During the last fiscal year, the Company paid PricewaterhouseCoopers audit fees of $2,524,485, audit-related fees of $60,310 and tax fees of $45,678.
We believe the fees paid for non-audit related services are reasonable as a percentage of all fees paid to the auditor. The Company appears to disclose appropriate information about these services in its filings.
Accordingly, we recommend that shareholders vote FOR ratification of the appointment of PricewaterhouseCoopers as the Company’s auditor for fiscal year 2009.

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Proposal 3.00: Shareholder Proposal Regarding Board Size	FOR
This shareholder proposal seeks to set the number of directors of the Company at nine, thus creating two vacancies to be filled by an election of directors to be held at the annual meeting.
If Proposals 3, 4, 5, 10 and 11 are approved by shareholders, the two vacant positions will be filled by Messrs. Sveaas and Korsvold, the Dissident nominees (see Proposal 1).
Proponent’s Perspective
The proponent, Kistefos AS (“Kistefos” or “the Dissident”), has proposed that the Dissident nominees be elected to the board to increase meaningful shareholder representation on the board and for other reasons described more fully in Proposal 1. The Dissident is seeking to increase the size of the board to facilitate the election of these nominees while ensuring board continuity to the extent possible, as well as strict compliance with the foreign ownership and control provisions of the Jones Act and the Company’s certificate of incorporation. Please refer to our analysis of Proposal 1 for further details regarding the Dissident nominees and the Jones Act.
Board’s Perspective
The board offers the following two main reasons why shareholders should vote against this proposal:
•	The Company’s board of directors is comprised of seven highly experienced and qualified directors, six of whom are independent; and

•	There is no reason to expand the board to nine directors, except to create vacancies to be filled by Messrs Sveaas and Korsvold, whose election the board opposes.
Glass Lewis’ Analysis
As discussed further in our analysis of Proposal 1, the Dissident has submitted various shareholder proposals (Proposals 3, 4 and 5) to ensure that the Company maintains its eligibility under the Jones Act in the event that the Dissident nominees are elected to the board. We believe that the election of Dissident nominee Sveaas is in the best interests of shareholders. As such, we believe shareholders should also support this proposal.
Accordingly, we recommend that shareholders vote FOR this proposal.

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Proposal 4.00: Shareholder Proposal Regarding Increase in Board Quorum Requirement	FOR
This shareholder proposal seeks to amend the Company’s bylaws to provide that seven directors constitutes a quorum for the transaction of business of the board of directors. Specifically, the bylaw amendment reads:
“Section 2. Quorum. Unless otherwise provided in the Certificate of Incorporation, at least seven directors shall constitute a quorum for the transaction of business of the Board of Directors, of which quorum at least six shall not be Aliens (as such term is defined in the Certificate of Incorporation), and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. This Section 2 of Article III shall not be amended or repealed by the Board of Directors without a unanimous vote of all the directors then serving on the Board of Directors.”
If Proposal 3 is not approved by shareholders, the proponents intend to withdraw this proposal.
Proponent’s Perspective
The proponent, Kistefos AS (“Kistefos” or “the Dissident”), has proposed that the Dissident nominees be elected to the board to increase meaningful shareholder representation on the board and for other reasons described more fully in Proposal 1. This proposal is submitted to ensure that the election of the Dissident nominees complies with the Company’s interpretation of the Jones Act. Please refer to our analysis of Proposal 1 for further details regarding Dissident nominees and the Jones Act.
Board’s Perspective
The board provides the following five main reasons why shareholders should vote against this proposal:
•	This proposal could place serious undesirable constraints on the board’s ability to act;

•	Adopting this proposal without expanding the number of directors would require that all directors be present to conduct any business which could effectively block the board from conducting any business due to the lack of a quorum;

•	In the event a director breaches his or her fiduciary duties by failing to attend board meetings, there may be no quick fix available to remedy such a situation;

•	Because the charter requires that any vacancy occurring as a result of the removal of a director or an expansion of the board be filled by vote of the stockholders, adoption of this proposal could result in the board’s inability to act due to lack of a quorum; and

•	If stockholders approve the Kistefos proposal to increase the quorum requirement (Proposal 4) and removed a director from the board (Proposal 5), without also increasing the number of directors (Proposal 3), until a successor is elected by shareholders the board would be unable to convene due to lack of a quorum.
Glass Lewis’ Analysis

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As discussed further in our analysis of Proposal 1, the Dissident has submitted various shareholder proposals (Proposals 3, 4 and 5) to ensure that the Company maintains its eligibility under the Jones Act in the event that the Dissident nominees are elected to the board. We believe that the election of Dissident nominee Sveaas is in the best interests of shareholders. As such, we believe shareholders should also support this proposal.
Accordingly, we recommend that shareholders vote FOR this proposal.

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Proposal 5.00: Shareholder Proposal Regarding Removal of Per Staehr	FOR
This shareholder proposal seeks to remove Per Staehr from the board of directors without cause. Upon adoption, such removal would be effective immediately.
If Proposal 3 is not approved by shareholders, this proposal will be withdrawn.
Proponent’s Perspective
The proponent, Kistefos AS (“Kistefos” or “the Dissident”), has proposed that the Dissident nominees be elected to the board to increase meaningful shareholder representation on the board and for other reasons described more fully in Proposal 1. This proposal is submitted in order to comply with the Company’s interpretation of the Jones Act limiting the number of non-US citizens who can sit on the board to no more than 25%. Please refer to our analysis of Proposal 1 for further details regarding Dissident nominees and the Jones Act.
Boards’ Perspective
The board offers the following four main reasons why shareholders should vote against this proposal:
•	The board is comprised of seven highly experienced and qualified directors, six of whom are independent, including Mr. Staehr;

•	There is no reason to remove Mr. Staehr other than to facilitate the election of both Messrs Sveaas and Korsvold to the board, whose election the board opposes;

•	Mr. Staehr, who has over 20 years of experience in the marine and offshore industry, has played a critical role in guiding the Company since 2005; and

•	Mr. Staehr has a unique blend of hands-on operating experience as well as top international executive experience.
Glass Lewis’ Analysis
As discussed further in our analysis of Proposal 1, the Dissident has submitted various shareholder proposals (Proposals 3, 4 and 5) to ensure that the Company maintains its eligibility under the Jones Act in the event that the Dissident nominees are elected to the board. We believe that the election of Dissident nominee Sveaas is in the best interests of shareholders. As such, we believe shareholders should also support this proposal.
Accordingly, we recommend that shareholders vote FOR this proposal.

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Proposal 6.00: Shareholder Proposal Regarding Right to Call a Special Meeting	AGAINST
This shareholder proposal seeks to amend the Company’s bylaws to provide that special meetings may be called by any two or more beneficial owners entitled to vote, each such owner being unaffiliated with the other, and collectively owning at least 15% of the Company’s outstanding stock.
Specifically, the bylaw amendment reads:
“Section 4. Special Meetings. Unless otherwise provided in the Certificate of Incorporation, special meetings of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, by the CEO, or by a majority of the total number of directors serving on the Board of Directors, and shall be called by the Secretary within fifteen (15) days of receipt of such a request from any two or more beneficial owners of the stock of the Corporation entitled to vote at such meeting, each such owner being unaffiliated with the other and collectively owning at least 15% of such stock in the aggregate, which request shall state the business proposed to be transacted at the special meeting. The special meeting shall take place at such time and at such place as may be stated in the notice of the meeting delivered pursuant to Article II, Section 6 below. Business transacted at a special meeting shall be confined to the purpose(s) stated in such notice. This Section 4 or Article II shall not be amended or repealed by the Board of Directors without a unanimous vote of all of the directors then serving on the Board of Directors.”
We note that currently the threshold required for shareholders to request to call a special meeting is 30%, made by three unaffiliated shareholders of record who each hold at least 1% of Company shares.
Proponent’s Perspective
The proponent, Kistefos AS (“Kistefos” or “the Dissident”), offers the following seven main reasons why shareholders should vote for this proposal:
•	The Company’s current policy effectively prevents shareholders from exercising their franchise by calling a special meeting and greatly diminishes the accountability of management;

•	It is extremely difficult for shareholders to meet the conditions for calling a special meeting without triggering events of default under the Company’s existing financing agreements;

•	This proposal strikes a reasonable balance between protecting shareholders and limiting frivolous access to special meetings and would bring the Company in line with current best practice;

•	A substantial number of US public companies that allow shareholders to call a special meetings impose stock ownership requirements as low as 10%;

•	For the shares held in “street name,” which is the case of most of the Company’s shares, there is only one shareholder of record, the Depositary Trust Company or its nominee, which presents another obstacle;

•	The proponent does not intend to incur unnecessary expenses by abusing shareholders’ right to request a special meeting;

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•	The Company has not considered how its financing agreements restrict the ability of shareholders to request a call for a special meeting.
Board’s Perspective
The board offers the following eight main reasons why shareholders should vote against this proposal:
•	Currently, the ownership threshold required for shareholders to request a call for a special meeting is 30% with a requirement that it be requested by at least three unaffiliated shareholders, each owning no less than 1% of the Company’s outstanding voting stock;

•	The proposed threshold would permit any two unaffiliated shareholders, regardless of ownership levels, would be able to request a special meeting so long as the shareholders collectively owned at least 15% of the outstanding shares;

•	The Company has in place numerous policies and procedures to ensure board independence and responsiveness to shareholders, including majority voting in the election of directors, majority independence on the board of directors, and independent chairmen of key committees;

•	Special meetings should only be called when circumstances require that matters be addressed by shareholders prior to the next annual meeting;

•	Special meetings of shareholders can be costly and disruptive and may divert management’s attention from operational concerns;

•	The Company’s bylaws attempt to strike the right balance between keeping avenues open for shareholder initiatives and avoiding undue financial and administrative burdens;

•	This amendment would allow Kistefos, which currently owns 21.7% of the Company’s stock, to virtually dispense with the requirement to build shareholder consensus to request calling a special meeting; and

•	This proposal is not warranted and may have undesirable outcomes for the Company’s stockholders.
Glass Lewis’ Analysis
Glass Lewis generally supports measures that protect shareholder interests and make boards more accountable to shareholders, such as the right to call a special meeting. However, we believe companies should strike a balance between allowing shareholder rights against the potential for abuse of that right. Without the right balance, the Company might be subjected to meetings whose effect might be the disruption of normal business operations in order to focus on the interests of only a small minority of owners. When reviewing proposals seeking to grant shareholders this right we typically consider:
•	Company size;

•	Shareholder base in both percentage of ownership and type of shareholder (eg, hedge fund, activist investor, mutual fund, pension fund etc);

•	Responsiveness of board and management to shareholders evidenced by adopting progressive shareholder rights policies (eg majority voting, declassifying boards etc.) and reaction to shareholder proposals;

•	Company performance and steps taken to improve bad performance (new executives/directors, spin offs etc);

•	Existence of anti-takeover protections or other entrenchment devices;

•	Opportunities for shareholder action (eg ability to act by written consent) and:

•	Existing ability for shareholders to call a special meeting

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In this instance, we note that one shareholder (the Dissident) beneficially owns approximately 21% of the Company’s common stock, and could therefore call a special meeting with the support of only one other shareholder. Further, we note that the Company has in place a 30% shareholder threshold for the calling of a special meeting. While there are additional restrictions on this threshold, we believe that it is sufficient to ensure that shareholders may collectively call a special meeting should such a convening become necessary.
Accordingly, we recommend that shareholders vote AGAINST this proposal.

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Proposal 7.00: Shareholder Proposal Regarding Repeal of Bylaw Amendments	FOR
This shareholder proposal seeks to repeal each provision of or amendment to the bylaws as of the effectiveness of this resolution that was not included in the eighth amended and restated bylaws of the Company filed with the SEC on December 15, 2008, other than any amendments approved by the shareholders on or before the date hereof.
Proponent’s Perspective
The proponent, Kistefos AS (“Kistefos” or “the Dissident”), has proposed that the Dissident nominees be elected to the board to increase meaningful shareholder representation on the board and for other reasons described more fully in Proposal 1. This proposal will ensure that the incumbent board does not limit the effect of shareholder votes and the adoption of the Kistefos proposals through changes to the bylaws not filed with the SEC on or after December 15, 2008. If the incumbent board does not effect any change to the bylaws prior to the 2009 annual meeting, the bylaw restoration proposal will have no effect.
Board’s Perspective
The board offers the following four main reasons why shareholders should vote against this proposal:
•	Should this proposal fail to pass, shareholders would be bound by any new bylaws adopted by the board to the extent permissible under the Company’s charter and Delaware law;

•	Should this proposal fail to pass, the board would have the ability to amend or repeal the bylaw amendments proposed in Proposals 4, 6 and 12 even if the Company’s shareholders voted to approve such proposals;

•	The board has not adopted any bylaw amendments since December 15, 2008 and has no intention of adopting any such amendments; and

•	This proposal has no purpose other than to limit the board’s actions, even if such actions are beneficial to the Company.
Glass Lewis’ Analysis
As discussed further in our analysis of Proposal 1, we believe the election of Dissident nominee Sveaas is in the best interests of shareholders. Since this proposal aims to prevent the board from blocking the election of Dissident nominees through amendments to the Company’s bylaws, we believe shareholders should support this proposal as well.
Accordingly, we recommend that shareholders vote FOR this proposal.

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Proposal 8.00: Shareholder Proposal Regarding Declassification of the Board	FOR
This shareholder proposal requests that the board of directors take the necessary steps to provide that all directors have a one-year term of office, including approval of amendments to the certificate of incorporation and the bylaws of the Company to eliminate the “classified” board of directors terms and submission of such amendments for shareholder approval.
This proposal should be implemented in such a manner that does not affect the unexpired terms of previously elected directors.
Proponent’s Perspective
The proponent, Kistefos AS (“Kistefos” or “the Dissident”), offers the following four main reasons why shareholders should vote for this proposal:
•	The election of directors is a primary avenue for shareholders to influence corporate affairs and ensure management accountability;

•	Classified boards insulate the board of directors and management from shareholder input and the consequences of poor financial performance;

•	Elimination of classification will promote a culture of responsiveness and dynamism, which are necessary to meet challenges the Company may face; and

•	Aligning the interests of the board of directors and management with those of shareholders will better equip the Company to enhance shareholder value.
Board’s Perspective
The board has determined to use this proposal as an opportunity for shareholders to express their views on this subject without being influenced by the board of directors, and, as such, offers no voting recommendation.
Glass Lewis’ Analysis
Glass Lewis believes that classified boards (staggered boards) do not serve the best interests of shareholders. Empirical studies have shown that: (i) companies with classified boards may show a reduction in the firm’s value; (ii) in the context of hostile takeovers, classified boards operate as a takeover defense, which entrenches management, discourages potential acquirers and delivers less return to shareholders; and (iii) companies with classified boards are less likely to receive takeover bids than those with single class boards. Glass Lewis also believes that the annual election of directors provides maximum accountability of directors to shareholders and requires directors to focus on the interests of shareholders.
In a March 12, 2004, Glass Lewis Proxy Talk regarding staggered boards, Lucian Bebchuk, a Harvard Law professor who studies corporate governance issues, concluded that charter-based staggered boards “reduce the market value of a firm by 4% to 6% of its market capitalization,” and “staggered boards bring about and not merely reflect this reduction in market value.” This conclusion is based upon a study conducted by Professor Bebchuk and Alma Cohen entitled “The Costs of Entrenched Boards” (2004). Furthermore, based on Glass Lewis’ Proxy Talk, there appears to be a

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lack of empirical evidence indicating that staggered boards increase shareholder value.
In addition, Glass Lewis finds that there is no evidence to demonstrate that, in a takeover context, staggered boards operate to improve returns to shareholders. Glass Lewis does, however, acknowledge that empirical evidence regarding improved returns for single class boards in a takeover context has thus far been inconclusive. A study, conducted by Lucian Bebchuk, John Coates and Guhan Subramanian, and entitled “The Powerful Antitakeover Force of Staggered Boards” (2002), found that companies whose staggered boards prevented a takeover “reduced shareholder returns for targets ... on the order of 8% to 10% in the nine months after a hostile bid was announced.” However, another study, on the relationship between staggered boards, takeover activity and transaction outcomes for a series of over 3,000 U.S, firms from 1990 to 2002 found that shareholders of target companies with staggered boards realized bid returns that were roughly equal to that received by shareholders of target companies that maintained a single class of directors. This study also found, however, that board classification reduces the likelihood that a firm will receive a takeover bid (Bates, Thomas W., David A. Becher and Michael L. Lemmon. 2007. “Board Classification and Managerial Entrenchment from the Market for Corporate Control”, electronic copy available at: http://ssrn.com/abstract=923408).
Glass Lewis believes that, while the evidence regarding returns to shareholders in the event of takeover bid is currently inconclusive, the negative impact of classified boards can be clearly seen in the decreased likelihood of bids made for companies with staggered boards. While the financial impact of shareholders’ missing out on a bid is impossible to determine, let alone measure, Glass Lewis believes that shareholders would be best served by the removal of this barrier to potentially value-generating offers. Moreover, Glass Lewis believes that the ability to withhold votes from or vote against directors is a powerful mechanism through which shareholders may express dissatisfaction with company or director performance. When companies have classified boards shareholders are deprived of their right to voice their views regarding the oversight exercised by their representatives.
Shareholders have increasingly come to agree with this view. In 2008 only 40% of US companies had a classified board structure, down from approximately 60% of companies in 2004. Resolutions relating to the repeal of staggered boards garnered on average over 70% support among shareholders in 2008, whereas in 1987, only 16.4% of votes cast favored board declassification.
Given the empirical evidence suggesting that classified boards reduce a firm’s value and also reduce the likelihood of receiving a takeover offer, Glass Lewis believes that classified boards are not in the best interests of shareholders.
Accordingly, we recommend that shareholders vote FOR this proposal.

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Proposal 9.00:	Elect Management Nominee Douglas Swanson to Fill Vacancy, Conditional Upon Approval of Proposal 5	FOR
This proposal seeks shareholder approval of the election of Douglas Swanson to fill the vacancy that would be created by the removal of Per Staehr from the board, in the event that Proposal 5 is approved by shareholders.
Board’s Perspective
As discussed in our analysis of Proposal 5, the board opposes the removal of Per Staehr from the board and believes that Mr. Staehr is a highly qualified and competent member of the Company’s board. However, if Proposal 5 is approved by shareholders, the board recommends that shareholders vote for the election of Mr. Swanson to fill the resulting vacancy.
According to the Company’s proxy filing, Mr. Swanson has served as a director of Boots & Coots International Well Control, Inc. (“Boots”), a publicly traded service provider to oil and gas exploration and development companies, since March 2006, and has served as chairman of Boots’ board since November 2006. Since February 2001, Mr. Swanson has been a director of Oil States International, Inc. (“Oil States”), a publicly traded oilfield services company which provides products and services to the oil and gas industry, including products for deep water production facilities and subsea pipelines. He was president of Oil States from January 2000 until May 2006, and served as its CEO from January 2000 to April 2007. Since July 2006, Mr. Swanson has been a director of Flint Energy Services, LTD, a Canadian integrated midstream oil and gas production services provider. Mr. Swanson served as president and CEO of Cliffs Drilling Company, a contract drilling company, from January 1992 to August 1999. Mr. Swanson is a Certified Public Accountant. The board has determined that Mr. Swanson is independent within the meaning of the Nasdaq listing standards currently in effect.
Glass Lewis’ Analysis
The board has nominated Mr. Swanson to serve as a director in the event that Proposal 5 is approved by shareholders and Per Staehr is removed from the board. We do not believe there are substantial issues for shareholder concern as to Mr. Swanson. We also note that the Kistefos AS (“Kistefos” or “the Dissident”) will seek authority for the independent proxies to vote for this proposal in the event that such a vacancy exists.
Accordingly, we recommend that shareholders vote FOR this proposal.

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Proposal 10.00:	Elect Dissident Nominee Åge Korsvold, Conditional Upon Approval of Proposals 3, 4 and 5	AGAINST
Please refer to our analysis of Proposal 1.

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Proposal 11.00:	Elect Dissident Nominee Christen Sveaas, Conditional Upon Approval of Proposals 3, 4 and 5	FOR
Please refer to our analysis of Proposal 1.

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Proposal 12.00:	Shareholder Proposal Regarding Majority Vote	FOR
This shareholder proposal seeks to amend the Company’s bylaws to make ineligible for service any person who fails to receive the number of votes required to elect directors at any meeting of shareholders at which such person is to be elected. This proposal would also serve to create a vacancy with respect to the directorship held by any existing director of the Company who fails to receive the number of votes required and deem vacant such director’s seat on the board.
Proponent’s Perspective
The proponent, Kistefos AS (“Kistefos” or “the Dissident”), offers the following four main reasons why shareholders should vote for this proposal:
•	Directors who fail to receive a majority vote should not continue to serve on the board;

•	Expressly rendering a director unable to serve in the event that he or she receives less than a majority vote of shareholders would introduce real accountability to the board and bring the Company in line with current best practice;

•	Delaware General Corporation Law generally provides that the certificate of incorporation or bylaws of any Company may specify the votes necessary for the transaction of any business; and

•	The majority of US public companies that have adopted majority voting for directors have also adopted a policy to address the effect of the director holdover rule, which the board has not done.
Board’s Perspective
The board offers the following five main reasons why shareholders should not support this proposal:
•	According to the Company’s bylaws, any incumbent director who does not receive a majority of votes in favor of his or her election will serve as a “holdover” director until a successor has been elected or until the director’s resignation or removal;

•	The proposed bylaw amendment would violate Delaware law and the Company’s charter;

•	This proposal is most likely invalid and will be tallied only for recording purposes;

•	This proposal could result in failed elections; and

•	The ability for a director to “holdover” in a failed election serves an important policy goal by ensuring that the power of the board to act continues uninterrupted.
Glass Lewis’ Analysis
Repeatedly over the past several decades, shareholders have sought a mechanism by which they might have a genuine voice in the election of directors at companies in which they hold an interest. Proposals seeking to establish a majority vote standard in the election of directors have become a means by which shareholders can have an impact on director elections on a company-specific basis, allowing shareholders to decide whether nominees proposed by the board should serve as the representatives of shareholders in the boardroom.
In this instance, the Company has adopted a majority vote policy in its corporate governance

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guidelines whereby any director nominee who receives a greater number of votes “withheld” from his/her election than votes “for” will serve as a holdover director until a successor has been elected or until the director’s resignation or removal.
While we recognize that such a policy is a step in the right direction and an improvement from the plurality method without a director-resignation provision, we are concerned that this policy does not take the majority vote standard far enough. We view it as an example of the board enacting corporate governance reforms that appear to address the concerns put forth by shareholders, but when examined more closely, lack the substance that shareholders deserve. In our view, in the extremely rare event that a director does not receive a majority of votes cast, we believe that such an outcry by shareholders should be viewed as irrefutable evidence that shareholders no longer believe the director is suited to serve on the board. Accordingly, we believe that any director, as an elected representative of shareholders, who does not receive a majority of the votes cast for his/her election should be required to resign from the board.
Moreover, the American Bar Association proposed amendments to the Model Business Corporation Act that emphasize individual corporate action in the adoption of majority voting. These amendments provide that directors can be required to submit irrevocable resignations upon initial nomination to the board. In the event the nominee does not receive a majority of the votes cast, the resignation already submitted to the Company will come into effect. This provision can be accompanied by a truncated holdover period added to a company’s bylaws, by which the director will serve for no more than a specified period of time, such as 90 days. In our view, this type of provision, in combination with a truncated holdover period, will serve to alleviate any issues that may arise if an incumbent director is not elected.
Glass Lewis supports the intention of this proposal and believes that the adoption of majority voting will increase board accountability and ultimately serve the best interests of all shareholders. Glass Lewis urges the board to consider adopting a majority vote standard prior to its 2010 annual meeting.
We note that the Company has asserted that this proposal is in violation of Delaware law and the Company’s charter, as discussed further in our analysis of Proposal 1. If this proposal is approved by shareholders, the Company intends to contest the Dissident’s complaint in the Delaware Court of Chancery. Nevertheless, absent a determination by the court regarding this issue, we continue to believe that this proposal is in the best interests of shareholders.
Accordingly, we recommend that shareholders vote FOR this proposal.

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Disclosure
This proxy analysis is confidential and may not be reproduced in any manner without the written permission of Glass, Lewis & Co. This analysis is not intended to solicit proxies and has not been submitted to the Securities and Exchange Commission for approval. No warranty is made as to the completeness, accuracy or utility of this analysis. This analysis does not constitute investment advice and investors should not rely on it for investment or other purposes.
Glass Lewis does not provide consulting services to issuers. Some institutional investor affiliates of issuers have purchased a subscription to Glass Lewis’ services, which is disclosed on the relevant Proxy Paper. In addition, advisors to issuers (such as law firms, accounting firms, ratings agencies and others) may subscribe to Glass Lewis’ services. Glass Lewis does not discuss individual Proxy Papers with any entity prior to publication.

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Main Plot SCP

Date	VIKI-NO
1/1/2008	5.6	(99.8%)
1/2/2008	5.6
1/3/2008	5.6
1/4/2008	5.6
1/7/2008	5.6
1/8/2008	5.6
1/9/2008	5.6
1/10/2008	5.6
1/11/2008	5.6
1/14/2008	5.6
1/15/2008	5.6
1/16/2008	5.6
1/17/2008	5.6
1/18/2008	5.6
1/21/2008	5.6
1/22/2008	5.6
1/23/2008	5.6
1/24/2008	5.6
1/25/2008	5.6
1/28/2008	5.6
1/29/2008	5.6
1/30/2008	5.6
1/31/2008	5.6
2/1/2008	5.6
2/4/2008	5.6
2/5/2008	3.75
2/6/2008	3.2
2/7/2008	3.2
2/8/2008	3
2/11/2008	3
2/12/2008	3
2/13/2008	2.8
2/14/2008	2.6
2/15/2008	2.55
2/18/2008	2.21
2/19/2008	1
2/20/2008	1
2/21/2008	1
2/22/2008	1
2/25/2008	1
2/26/2008	0.92
2/27/2008	0.5
2/28/2008	0.42
2/29/2008	0.3
3/3/2008	0.33
3/4/2008	0.37
3/5/2008	0.37
3/6/2008	0.46
3/7/2008	0.46
3/10/2008	0.4
3/11/2008	0.4
3/12/2008	0.4
3/13/2008	0.4
3/14/2008	0.4
3/17/2008	0.4
3/18/2008	0.4
3/19/2008	0.4
3/20/2008	0.4
3/21/2008	0.4
3/24/2008	0.4
3/25/2008	0.4
3/26/2008	0.4
3/27/2008	0.4
3/28/2008	0.35
3/31/2008	0.35
4/1/2008	0.35
4/2/2008	0.35
4/3/2008	0.35
4/4/2008	0.35
4/7/2008	0.35
4/8/2008	0.34
4/9/2008	0.34
4/10/2008	0.34
4/11/2008	0.36
4/14/2008	0.4
4/15/2008	0.4
4/16/2008	0.38
4/17/2008	0.38
4/18/2008	0.38
4/21/2008	0.38
4/22/2008	0.38
4/23/2008	0.38
4/24/2008	0.38
4/25/2008	0.38
4/28/2008	0.38
4/29/2008	0.38
4/30/2008	0.38
5/1/2008	0.38
5/2/2008	0.39
5/5/2008	0.4
5/6/2008	0.4
5/7/2008	0.4
5/8/2008	0.39
5/9/2008	0.39
5/12/2008	0.39
5/13/2008	0.4
5/14/2008	0.31
5/15/2008	0.4
5/16/2008	0.4
5/19/2008	0.4
5/20/2008	0.4
5/21/2008	0.4
5/22/2008	0.4
5/23/2008	0.4
5/26/2008	0.4
5/27/2008	0.4
5/28/2008	0.4
5/29/2008	0.4
5/30/2008	0.4
6/2/2008	0.4
6/3/2008	0.4
6/4/2008	0.35
6/5/2008	0.35
6/6/2008	0.36
6/9/2008	0.36
6/10/2008	0.36
6/11/2008	0.31
6/12/2008	0.31
6/13/2008	0.31
6/16/2008	0.31
6/17/2008	0.31
6/18/2008	0.31
6/19/2008	0.31
6/20/2008	0.31
6/23/2008	0.31
6/24/2008	0.31
6/25/2008	0.31
6/26/2008	0.3
6/27/2008	0.31
6/30/2008	0.3
7/1/2008	0.3
7/2/2008	0.3
7/3/2008	0.3
7/4/2008	0.3
7/7/2008	0.3
7/8/2008	0.3
7/9/2008	0.3
7/10/2008	0.3
7/11/2008	0.3
7/14/2008	0.3
7/15/2008	0.3
7/16/2008	0.3
7/17/2008	0.3
7/18/2008	0.3
7/21/2008	0.3
7/22/2008	0.3
7/23/2008	0.3
7/24/2008	0.3
7/25/2008	0.3
7/28/2008	0.3
7/29/2008	0.3
7/30/2008	0.3
7/31/2008	0.3
8/1/2008	0.2
8/4/2008	0.2
8/5/2008	0.2
8/6/2008	0.2
8/7/2008	0.2
8/8/2008	0.2
8/11/2008	0.2
8/12/2008	0.2
8/13/2008	0.2
8/14/2008	0.2
8/15/2008	0.2
8/18/2008	0.2
8/19/2008	0.2
8/20/2008	0.2
8/21/2008	0.2
8/22/2008	0.2
8/25/2008	0.2
8/26/2008	0.2
8/27/2008	0.2
8/28/2008	0.2
8/29/2008	0.2
9/1/2008	0.2
9/2/2008	0.2
9/3/2008	0.2
9/4/2008	0.2
9/5/2008	0.2
9/8/2008	0.2
9/9/2008	0.2
9/10/2008	0.2
9/11/2008	0.2
9/12/2008	0.2
9/15/2008	0.2
9/16/2008	0.19
9/17/2008	0.19
9/18/2008	0.19
9/19/2008	0.19
9/22/2008	0.19
9/23/2008	0.19
9/24/2008	0.19
9/25/2008	0.19
9/26/2008	0.19
9/29/2008	0.19
9/30/2008	0.18
10/1/2008	0.18
10/2/2008	0.18
10/3/2008	0.15
10/6/2008	0.15
10/7/2008	0.15
10/8/2008	0.1
10/9/2008	0.08
10/10/2008	0.08
10/13/2008	0.08
10/14/2008	0.08
10/15/2008	0.08
10/16/2008	0.06
10/17/2008	0.06
10/20/2008	0.06
10/21/2008	0.05
10/22/2008	0.05
10/23/2008	0.05
10/24/2008	0.05
10/27/2008	0.05
10/28/2008	0.08
10/29/2008	0.1
10/30/2008	0.1
10/31/2008	0.05
11/3/2008	0.05
11/4/2008	0.05
11/5/2008	0.05
11/6/2008	0.05
11/7/2008	0.05
11/10/2008	0.05
11/11/2008	0.05
11/12/2008	0.05
11/13/2008	0.05
11/14/2008	0.05
11/17/2008	0.05
11/18/2008	0.05
11/19/2008	0.05
11/20/2008	0.05
11/21/2008	0.05
11/24/2008	0.05
11/25/2008	0.05
11/26/2008	0.05
11/27/2008	0.05
11/28/2008	0.05
12/1/2008	0.05
12/2/2008	0.05
12/3/2008	0.05
12/4/2008	0.05
12/5/2008	0.05
12/8/2008	0.05
12/9/2008	0.05
12/10/2008	0.05
12/11/2008	0.05
12/12/2008	0.05
12/15/2008	0.05
12/16/2008	0.04
12/17/2008	0.04
12/18/2008	0.04
12/19/2008	0.04
12/22/2008	0.04
12/23/2008	0.04
12/24/2008	0.04
12/25/2008	0.04
12/26/2008	0.04
12/29/2008	0.03
12/30/2008	0.05
12/31/2008	0.05
1/1/2009	0.05
1/2/2009	0.05
1/5/2009	0.05
1/6/2009	0.05
1/7/2009	0.05
1/8/2009	0.05
1/9/2009	0.05
1/12/2009	0.05
1/13/2009	0.05
1/14/2009	0.05
1/15/2009	0.05
1/16/2009	0.09
1/19/2009	0.09
1/20/2009	0.09
1/21/2009	0.09
1/22/2009	0.09
1/23/2009	0.09
1/26/2009	0.09
1/27/2009	0.09
1/28/2009	0.09
1/29/2009	0.09
1/30/2009	0.09
2/2/2009	0.09
2/3/2009	0.07
2/4/2009	0.07
2/5/2009	0.03
2/6/2009	0.03
2/9/2009	0.03
2/10/2009	0.03
2/11/2009	0.03
2/12/2009	0.03
2/13/2009	0.03
2/16/2009	0.03
2/17/2009	0.03
2/18/2009	0.03
2/19/2009	0.03
2/20/2009	0.03
2/23/2009	0.03
2/24/2009	0.03
2/25/2009	0.03
2/26/2009	0.03
2/27/2009	0.03
3/2/2009	0.03
3/3/2009	0.03
3/4/2009	0.03
3/5/2009	0.03
3/6/2009	0.03
3/9/2009	0.03
3/10/2009	0.03
3/11/2009	0.03
3/12/2009	0.06
3/13/2009	0.06
3/16/2009	0.06
3/17/2009	0.06
3/18/2009	0.06
3/19/2009	0.06
3/20/2009	0.06
3/23/2009	0.01
3/24/2009	0.01
3/25/2009	0.01
3/26/2009	0.01
3/27/2009	0.01
3/30/2009	0.01
3/31/2009	0.01
4/1/2009	0.01
4/2/2009	0.01
4/3/2009	0.01
4/6/2009	0.01
4/7/2009	0.01
4/8/2009	0.01
4/9/2009	0.01
4/10/2009	0.01
4/13/2009	0.01
4/14/2009	0.01
4/15/2009	0.01
4/16/2009	0.01
4/17/2009	0.01
4/20/2009	0.01
4/21/2009	0.01
4/22/2009	0.01
4/23/2009	0.01
4/24/2009	0.01
4/27/2009	0.01
4/28/2009	0.01
4/29/2009	0.01
4/30/2009	0.01
5/1/2009	0.01
5/4/2009	0.01
5/5/2009	0.01
5/6/2009	0.01
5/7/2009	0.01
5/8/2009	@NA
5/11/2009	@NA
5/12/2009	@NA
5/13/2009	@NA
5/14/2009	@NA
5/15/2009	@NA

Main Plot SCP

Date	GIPS-NO
1/2/2008	11.85	(64.1%)
1/3/2008	13.2
1/4/2008	12.3
1/7/2008	12.3
1/8/2008	14.7
1/9/2008	14.7
1/10/2008	12.3
1/11/2008	15
1/14/2008	15
1/15/2008	12.3
1/16/2008	12.3
1/17/2008	12
1/18/2008	12
1/21/2008	12
1/22/2008	12
1/23/2008	12
1/24/2008	12
1/25/2008	12
1/28/2008	12
1/29/2008	12
1/30/2008	12
1/31/2008	12
2/1/2008	15
2/4/2008	15
2/5/2008	12.9
2/6/2008	12.9
2/7/2008	12.9
2/8/2008	12.9
2/11/2008	15
2/12/2008	18.9
2/13/2008	18.9
2/14/2008	18.9
2/15/2008	18.9
2/18/2008	18.9
2/19/2008	18.9
2/20/2008	18.9
2/21/2008	18.9
2/22/2008	18.9
2/25/2008	18.9
2/26/2008	18.9
2/27/2008	18.9
2/28/2008	18.9
2/29/2008	18.9
3/3/2008	18.9
3/4/2008	12.9
3/5/2008	12.9
3/6/2008	12.3
3/7/2008	12
3/10/2008	12
3/11/2008	14.7
3/12/2008	14.7
3/13/2008	14.7
3/14/2008	14.7
3/17/2008	14.7
3/18/2008	14.7
3/19/2008	14.7
3/25/2008	14.7
3/26/2008	14.7
3/27/2008	14.7
3/28/2008	14.7
3/31/2008	10.8
4/1/2008	12
4/2/2008	11.7
4/3/2008	12
4/4/2008	12
4/7/2008	12
4/8/2008	13.5
4/9/2008	11.7
4/10/2008	11.7
4/11/2008	11.7
4/14/2008	11.25
4/15/2008	11.25
4/16/2008	11.25
4/17/2008	11.25
4/18/2008	11.25
4/21/2008	11.25
4/22/2008	12
4/23/2008	13.5
4/24/2008	13.5
4/25/2008	13.5
4/28/2008	13.5
4/29/2008	13.5
4/30/2008	13.5
5/2/2008	13.5
5/5/2008	13.5
5/6/2008	13.2
5/7/2008	13.2
5/8/2008	13.2
5/9/2008	13.2
5/13/2008	12
5/14/2008	12
5/15/2008	12
5/16/2008	11.7
5/19/2008	12
5/20/2008	12
5/21/2008	12.6
5/22/2008	15
5/23/2008	16.5
5/26/2008	15
5/27/2008	14.25
5/28/2008	15
5/29/2008	14.7
5/30/2008	12
6/2/2008	12.6
6/3/2008	15
6/4/2008	13.65
6/5/2008	13.65
6/6/2008	15
6/9/2008	15
6/10/2008	15
6/11/2008	15
6/12/2008	15
6/13/2008	14.25
6/16/2008	14.25
6/17/2008	14.25
6/18/2008	14.25
6/19/2008	14.25
6/20/2008	14.25
6/23/2008	12
6/24/2008	11.1
6/25/2008	13.5
6/26/2008	12.75
6/27/2008	13.5
6/30/2008	11.7
7/1/2008	11.7
7/2/2008	11.7
7/3/2008	11.7
7/4/2008	13.5
7/7/2008	12.6
7/8/2008	12
7/9/2008	12
7/10/2008	10
7/11/2008	11
7/14/2008	9
7/15/2008	11
7/16/2008	9.75
7/17/2008	9.75
7/18/2008	10
7/21/2008	11.9
7/22/2008	10
7/23/2008	10.9
7/24/2008	10
7/25/2008	10
7/28/2008	10
7/29/2008	11.55
7/30/2008	10.2
7/31/2008	11
8/1/2008	12
8/4/2008	13.5
8/5/2008	13
8/6/2008	15
8/7/2008	16
8/8/2008	15
8/11/2008	16
8/12/2008	14.5
8/13/2008	14.5
8/14/2008	14.5
8/15/2008	14.5
8/18/2008	14.5
8/19/2008	14.5
8/20/2008	14.5
8/21/2008	14.5
8/22/2008	13
8/25/2008	14
8/26/2008	10.45
8/27/2008	10.5
8/28/2008	11
8/29/2008	11
9/1/2008	10
9/2/2008	10.2
9/3/2008	11
9/4/2008	10.05
9/5/2008	10
9/8/2008	11.9
9/9/2008	10
9/10/2008	10
9/11/2008	10
9/12/2008	10
9/15/2008	10
9/16/2008	10
9/17/2008	10
9/18/2008	9
9/19/2008	9
9/22/2008	9
9/23/2008	9
9/24/2008	9
9/25/2008	9
9/26/2008	9
9/29/2008	8
9/30/2008	7.7
10/1/2008	8
10/2/2008	8
10/3/2008	8
10/6/2008	8
10/7/2008	9
10/8/2008	8.99
10/9/2008	8.99
10/10/2008	8.99
10/13/2008	7.6
10/14/2008	7.97
10/15/2008	7.97
10/16/2008	7
10/17/2008	7.7
10/20/2008	7
10/21/2008	7
10/22/2008	7
10/23/2008	7.99
10/24/2008	7
10/27/2008	5.5
10/28/2008	6
10/29/2008	5.8
10/30/2008	6
10/31/2008	6.7
11/3/2008	6.25
11/4/2008	6.25
11/5/2008	6.25
11/6/2008	6.25
11/7/2008	7
11/10/2008	7
11/11/2008	7
11/12/2008	7
11/13/2008	7
11/14/2008	7.25
11/17/2008	7.25
11/18/2008	5.5
11/19/2008	5.5
11/20/2008	5.5
11/21/2008	6.5
11/24/2008	6.5
11/25/2008	4.8
11/26/2008	5
11/27/2008	4.7
11/28/2008	5
12/1/2008	5
12/2/2008	4.1
12/3/2008	4.7
12/4/2008	4.55
12/5/2008	4.4
12/8/2008	5
12/9/2008	4.5
12/10/2008	5
12/11/2008	4.5
12/12/2008	4.9
12/15/2008	5
12/16/2008	5
12/17/2008	4.6
12/18/2008	4.3
12/19/2008	3.8
12/22/2008	4.97
12/23/2008	4.97
12/29/2008	4
12/30/2008	4
1/2/2009	4
1/5/2009	4
1/6/2009	4
1/7/2009	3.6
1/8/2009	3.3
1/9/2009	3.3
1/12/2009	3.6
1/13/2009	4.29
1/14/2009	4.15
1/15/2009	4.59
1/16/2009	4.59
1/19/2009	4.5
1/20/2009	4.26
1/21/2009	4.01
1/22/2009	4.79
1/23/2009	4.25
1/26/2009	4.25
1/27/2009	3.9
1/28/2009	3.9
1/29/2009	4
1/30/2009	4
2/2/2009	4.25
2/3/2009	3.93
2/4/2009	4.05
2/5/2009	4.05
2/6/2009	4.05
2/9/2009	3.71
2/10/2009	3.99
2/11/2009	3.9
2/12/2009	4
2/13/2009	4.05
2/16/2009	4.05
2/17/2009	4.25
2/18/2009	4.25
2/19/2009	4.24
2/20/2009	4.25
2/23/2009	4.1
2/24/2009	3.7
2/25/2009	3.6
2/26/2009	3.6
2/27/2009	4
3/2/2009	4
3/3/2009	4
3/4/2009	4
3/5/2009	4
3/6/2009	4.05
3/9/2009	4.05
3/10/2009	4.05
3/11/2009	4.05
3/12/2009	4
3/13/2009	4
3/16/2009	4
3/17/2009	4
3/18/2009	3.8
3/19/2009	3.8
3/20/2009	3.8
3/23/2009	3.8
3/24/2009	3.6
3/25/2009	3.5
3/26/2009	3.5
3/27/2009	3.5
3/30/2009	3.99
3/31/2009	3.6
4/1/2009	3.89
4/2/2009	4
4/3/2009	3.71
4/6/2009	4
4/7/2009	4
4/8/2009	4
4/14/2009	4
4/15/2009	4
4/16/2009	3.9
4/17/2009	4
4/20/2009	4
4/21/2009	4
4/22/2009	4
4/23/2009	4
4/24/2009	4
4/27/2009	4
4/28/2009	4
4/29/2009	4
4/30/2009	4
5/4/2009	4.1
5/5/2009	4
5/6/2009	4
5/7/2009	4
5/8/2009	4
5/11/2009	4
5/12/2009	4
5/13/2009	5
5/14/2009	4.5
5/15/2009	4.25